UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson January Trading Update (Unaudited)

16th January 2020	Pearson, the world’s learning company, is today providing an update on full year 2019 trading and giving preliminary guidance for 2020. Full year results will be announced on 21st February 2020.

Guidance met with underlying revenue flat and adjusted operating profit of c.£590m1 at guidance exchange rates.
● Underlying revenue in Core was up 5%, Growth up 4% offset by 3% decline in North America.
● Adjusted earnings per share of 57.5p – 59.0p1 reflecting one-off tax benefits and a lower finance charge as disclosed in Pearson’s half year trading update.

Businesses generating 76% of revenue grew 4% in aggregate.
● Strong performance in structural growth opportunities, up 8% overall.
● Connections up 6% and global Online Program Management (OPM) up 10% due to good enrolment growth, Professional Certification (VUE) up 10% due to strong test volumes and ramp up of new contracts, and Pearson Test of English Academic (PTE-Academic) up 17% due to strong test volumes.
● The majority of wider courseware and assessment businesses stabilised.

US Higher Education Courseware (24% of revenue) declined by just under 12%. Digital:print split now at 63%:37% (2018: 55%:45%) with modest growth in digital revenue.
● The weaker performance was driven by the following factors:
o Unbundling of print and digital products for digital only formats as students are increasingly relying on the embedded eBook within platform based MyLab and Mastering products. Sales of bundle units declined 45% during 2019.
o Campus bookstores are buying less physical inventory due to changing student behaviour with over 50% of learners now preferring an eBook to a physical text. This is shown in good eBook growth.
o Modest adoption share loss caused by the delivery issues due to the implementation of the new Enterprise Resource Planning (ERP) system in H2 2018, as well as sales force re-organisation.
● Building on the successful launch of the Global Learning Platform (GLP) in 2019, bringing the next generation of products on to the platform. By the end of 2020 all 300+ Revel titles will be live on GLP, enhancing the faculty and student experience.
● Launching a direct-to-learner version of the Pearson eBook in 2020, with enhanced features such as an improved, learning design-informed reading experience and AI-driven text-to-speech through Amazon Polly.

Simplification on track.
● Efficiency programme delivered incremental cost savings of £130m.
● Delivered annualised savings of £335m at the end of 2019.
● Announced sale of remaining 25% stake in Penguin Random House on 18th December 2019, transaction expected to close in H1 2020.

Balance sheet remains strong.
● Maintained a strong balance sheet with closing net debt at 31 December 2019 expected to be modestly higher than 2018 on a post IFRS 16 basis.
● £350m share buyback is expected to commence today.

2020 outlook.
● Expect to deliver 2020 adjusted operating profit of between £500m to £580m2 including the 25% stake in Penguin Random House.
● Expect the 76% of the business to sustain a growth rate of low single digits in aggregate. Expect continued growth in OPM, Connections, Professional Certification and PTE-Academic; although this will be off a tough comparative given the exceptional performance this year and a stabilisation across the balance of the Courseware and Assessment businesses.
● Expect trends seen in 2019 in US Higher Education Courseware to continue with heavy declines in print partially offset by modest growth in digital as more products are added to the GLP. As product releases accelerate from the end of 2020 onwards, digital growth will also accelerate.
● Incremental restructuring benefits of £60m as plan comes to an end.

This guidance is based on existing portfolio and exchange rates as at 31st December 2018 for comparability. We expect a net interest charge of c.£50m, a tax rate of c.19% and adjusted earnings per share of 46.5p to 55.0p2 (excluding the impact of the share buyback).

John Fallon, Chief Executive said:
“We have secured flat revenue this year and delivered operating profit within the guidance range, with much weaker sales in US Higher Education Courseware offset by a strong performance in the broader 76% of Pearson.

“Pearson is now a simpler, more efficient company, with strong financial foundations. This enables us to continue to invest in digital innovation and platform-based products. The future of learning will be increasingly digital and consumer defined. Experience, outcomes and affordability will all matter and while there is still much to do we are well placed to benefit from these trends to achieve future, sustainable growth.”

Financial summary

2019	Underlying growth
Sales
North America	(3)%
Core	5%
Growth	4%
Total	0%

2019 trading update
In North America, underlying revenue declined 3% due to a weaker performance in US Higher Education Courseware, partially offset by strong growth in Connections, OPM and VUE.

US Higher Education Courseware was down just under 12% for the year with print declining close to 30% partially offset by modest growth in digital. This reflects rapidly changing market dynamics that are reshaping the industry, as illustrated by the fact that in 2019 we sold 3.7 million textbooks to students at US universities, compared to 7.4 million in 2016 and 21 million a decade ago.

In 2019 the weaker performance was driven by a number of factors:

● Unbundling of premium priced print and digital products for digital only formats as students are increasingly relying solely on the embedded eBook within platform based MyLab and Mastering products. Sales of bundle units declined 45% during 2019.
● Campus bookstores are buying less physical inventory due to changing student behaviour with over 50% of learners now preferring an eBook to a physical text. This is shown in good eBook growth.
● Both these trends provide more affordable options for students giving them less reason to turn to the secondary market and over time will increasingly create a more predictable, visible revenue stream.
● Modest adoption share loss caused by the delivery issues due to the implementation of the new ERP system in H2 2018 as well as sales force re-organisation.
● We remain confident that we will re-gain this share over time as we build traction from the rollout of our next wave of digital products on the Global Learning Platform which launched in September.
● The recent acquisition of Smart Sparrow, a small ed-tech company which will accelerate Pearson’s ability to produce more engaging, interactive and personalised content for learners, including eBooks.
● Digital revenue grew modestly but registrations were, as expected, down slightly due to greater than anticipated pressures in Developmental Maths, the strategic retirement of long tail products, and some impact from loss of share.

In US Higher Education Courseware, we continued to grow our direct-to-institution (Inclusive Access) channel with enrolments increasing to 1.8m and this now makes up 9% of US Higher Education Courseware revenue, at non-profit and public institutions.

Continued strong growth in Connections and OPM was driven by enrolment growth. OPM will be further strengthened by the recent acquisition of Lumerit, an ed-tech company that helps address college degree completion and affordability issues, which was our first acquisition in five years. Pearson VUE also delivered a strong performance driven by new contracts and higher test volumes.

In Core (which includes the UK, Australia and Italy), underlying revenue grew 5% due to strong growth in UK Student Assessment and Qualifications, PTE-Academic, OPM, Professional Certification and the delivery of a new digital assessment contract in Egypt. In PTE-Academic we recently announced the win of the UK Secure English Language Test (SELT) contract with the UK Home Office which we expect to drive future growth.

In Growth (which includes Brazil, China, India and South Africa) underlying revenue grew 4% with strong performances in China, Middle East and Brazil and modest growth in India partially offset by declines in Higher Education Courseware and Higher Education Services in South Africa.

Penguin Random House has performed in line with our expectations.

Notes
Throughout this announcement: growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude both currency movements and portfolio changes.

1 Based on December 2018 exchange rates. At 2019 average exchange rates the reported adjusted operating profit is c.£580m and EPS 56.5p – 58.0p.
2 Based on December 2018 exchange rates of 1.27 $ to £. At December 2019 exchange rates of 1.32 $ to £ guidance would be £475m-£555m with EPS of 44.0p – 52.5p.

This announcement contains inside information.

Analyst and investor conference call details
We will hold a conference call at 08.30am today, 16th January to discuss this trading update. A replay will be available soon after on our website www.pearson.com

Contacts

Investor Relations	Jo Russell, Anjali Kotak	+44 (0) 207 010 2310
Media	Tom Steiner, Gemma Terry	+44 (0) 207 010 2310
Brunswick	Charles Pretzlik, Nick Cosgrove, Simone Selzer	+44 (0) 207 404 5959
Webcast details URL for international dial in numbers
Analyst and investor conference call details: United Kingdom Toll-Free: 08003589473
United Kingdom Toll: +44 3333000804
PIN: 65042193#
Audience URL: https://event.on24.com/wcc/r/2151424/37F8B7B8C6643D70030B072D528F9F54

http://events.arkadin.com/ev/docs/NE_W2_TF_Events_International_Access_List.pdf

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson’s strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson’s present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson’s control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson’s publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson’s latest annual report and accounts, which can be found on its website (www.pearson.com/corporate/investors.html). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 16 January 2020
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary